THIS DEBENTURE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (TOGETHER WITH THE REGULATIONS PROMULGATED THEREUNDER, THE "SECURITIES ACT"), OR ANY STATE OR OTHER SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF WITHIN THE UNITED STATES (AS THAT TERM IS DEFINED IN REGULATION S PROMULGATED UNDER THE SECURITIES ACT) OR TO A U.S. PERSON (AS THAT TERM IS DEFINED IN REGULATION S) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS, UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. HEDGING TRANSACTIONS INVOLVING SUCH SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. ANY PERSON ACCEPTING ANY INTEREST IN THE SECURITIES REPRESENTS THAT IT IS NOT A U.S. PERSON AND IS ACQUIRING SUCH SECURITIES IN AN OFFSHORE TRANSACTION PURSUANT TO RULE 903 OR 904 OF REGULATION S.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS DEBENTURE MUST NOT TRADE THE DEBENTURE OR THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (i) FEBRUARY 1, 2008; OR (ii) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

SECURED CONVERTIBLE DEBENTURE

No. N- _______	Date of Issuance
US$1,000,000.00	February 1, 2008

FOR VALUE RECEIVED, Colorep, Inc., a California corporation (the "Company"), hereby promises to pay Carthew Bay Technologies Inc., an Ontario corporation (the "Lender"), the principal sum of One Million U.S. Dollars (US$1,000,000), together with interest thereon from the date of this Debenture as set forth herein. Capitalized terms used but not defined herein shall have the same meaning as set forth in that certain Note Purchase Agreement dated as of February 1, 2008 by and between the Company and Lender (the "Note Purchase Agreement").

1. Principal and Term. Unless the CBT Transaction has occurred, in which case all principal due and owing under this Debenture shall be cancelled, and subject to the terms and conditions set forth herein, the principal and accrued interest due and owing under this Debenture shall be due and payable by the Company in one installment on April 30, 2008; provided, however, that such due date shall automatically be extended to June 30, 2008 to the extent that: (i) the CBT Agreement has been executed but the CBT Transaction has not been consummated on or before April 30, 2008, (ii) the CBT Transaction has progressed such that Lender and the Company reasonably expect that to receive all necessary regulatory approvals and acceptances required pursuant to the CBT Agreement and that the CBT Transaction will in fact close, and (iii) the holders of the Senior Subordinated Notes still outstanding, if any, shall also have agreed to extend the due dates of such notes to June 30, 2008 (such date as determined in accordance with this Section 1 being referred to herein as the "Maturity Date"). To the extent that the principal due and owing under this Debenture has been cancelled in accordance with Section 2.3 of the Note Purchase Agreement, the unpaid accrued interest payable to Lender hereunder shall be satisfied pursuant to Section 2.3 of the Note Purchase Agreement.

2. Interest. Interest on the unpaid principal balance of this Debenture shall accrue at a rate equal to one percent (1.0%) per month, or part thereof (the "Interest Rate"), beginning on the date hereof, and payable in cash in one installment on the Maturity Date, if not converted earlier pursuant to Section 2.3 of the Note Purchase Agreement. Notwithstanding the foregoing, to the extent that the Maturity Date is extended to June 30, 2008 and there is a CBT Termination of the CBT Agreement, the interest due and owing under this Debenture shall be payable in monthly installments each month from and after the date of such CBT Termination until the Maturity Date; provided, that there is no default under the Colorep Credit Facility; provided, further, that any such payments of interest shall not include accrued and unpaid interest accruing from and after the date hereof until the date of the CBT Termination, which such interest shall not be due and payable until the Maturity Date. For purposes of this Debenture, "CBT Termination" shall refer to a termination of the CBT Agreement due to (i) a breach of the CBT Agreement by Lender, (ii) Lender's failure to obtain any corporate, governmental or third party approval (including, without limitation, the approval of the shareholders of CBT), consents or authorizations required to close the CBT Transaction or (iii) Lender's acceptance of a CBT Alternate Transaction.

Notwithstanding the foregoing, in the event that Lender is required to enter into an intercreditor agreement pursuant to which its security interest granted under the Security Agreement is subordinated to the interests of the commercial lender under the Colorep Credit Facility, additional interest shall accrue at a rate of one half percent (0.5%) per month, or part thereof, on that portion of the unpaid principal balance of this Debenture which is subordinated further to such intercreditor agreement, beginning on the date such intercreditor agreement is executed and payable pursuant to the terms and conditions as set forth above.

3. Payment. If the CBT Transaction has occurred, all principal and accrued interest due and owing under this Debenture shall be cancelled. In all other instances, payments shall be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to Costs (as defined below), if any, then to accrued interest due and payable and any remainder applied to principal. Prepayment of principal, together with accrued interest, may not be made without the Lender's consent. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

4. Security. Payments of amounts due and owing under this Debenture shall be secured under that certain Security Agreement (the "Security Agreement") by and between the Company and Lender, the form of which is attached hereto as Exhibit A. Reference is hereby made to the Security Agreement for a description of the nature and extent of the security for this Debenture and the rights with respect to such security of the holder of this Debenture.

5. Conversion of the Debentures. If not otherwise cancelled upon the closing of the CBT Transaction, this Debenture and any amounts due hereunder shall be convertible into Conversion Shares, at the option of the holder hereof, in accordance with the terms of Section 2.3 of the Note Purchase Agreement. As promptly as practicable after conversion of this Debenture, the Company at its expense shall issue and deliver to the holder of this Debenture, upon surrender of the Debenture, a certificate or certificates for the number of full Conversion Shares issuable upon such conversion.

6. Amendments and Waivers; Resolutions of Dispute; Notice. The amendment or waiver of any term of this Debenture, the resolution of any controversy or claim arising out of or relating to this Debenture and the provision of notice shall be conducted pursuant to the terms of the Note Purchase Agreement.

7. Successors and Assigns. This Debenture applies to, inures to the benefit of, and binds the successors and assigns of the parties hereto. Any transfer of this Debenture may be effected only pursuant to the Note Purchase Agreement and by surrender of this Debenture to the Company and reissuance of a new debenture to the transferee. The Lender and any subsequent holder of this Debenture receives this Debenture subject to the foregoing terms and conditions, and agrees to comply with the foregoing terms and conditions for the benefit of the Company.

8. Officers and Directors Not Liable. In no event shall any officer or director of the Company be liable for any amounts due and payable pursuant to this Debenture except to the extent that such officer or director's act or failure to act constitutes fraud, misrepresentation or a knowing violation of law.

9. Expenses. The Company hereby agrees, subject only to any limitation imposed by applicable law, to pay all expenses, including reasonable attorneys' fees and legal expenses, incurred by the holder of this Debenture ("Costs") in endeavoring to collect any amounts payable hereunder which are not paid when due, whether by declaration or otherwise. The Company agrees that any delay on the part of the holder in exercising any rights hereunder will not operate as a waiver of such rights. The holder of this Debenture shall not by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies, and no waiver of any kind shall be valid unless in writing and signed by the party or parties waiving such rights or remedies.

10. Governing Law. This Debenture shall be governed by and construed under the laws of the State of California as applied to other instruments made by California residents to be performed entirely within the State of California.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the undersigned has executed this Secured Convertible Debenture as of the date first written above.

COLOREP, INC.

By:
Name: Larry Levy Title: Chief Executive Officer

Signature Page to Secured Convertible Debenture

Exhibit A
Security Agreement